GIA Investments Corp
4790 Caughlin Pkwy, Suite 387
Reno, NV 89519
775-851-7397 or 775-201-8331 fax

March 30, 2011

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Anne Nguyen Parker
100 F Street, N.E.
Washington, DC 20549

Re: GIA Investments Corp
Registration statement on Form S-1A
File No: 333-169955

Enclosed is our response to your comments of March 7, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331.

Sincerely;

/s/ Heer Hsiao
Heer Hsiao
President

General

1.	We note your response to comment 1 from our letter dated February 4, 2011, as well as your revised disclosure in the registration statement. Please revise with respect to the following:

•	Please move the disclosure regarding Rule 419 so that it appears as part of the prospectus, such as in the summary section.

•	Please ensure that you do not present multiple paragraphs in all capitals, which is difficult to read and obscures your message.

•
We note statement that "[w]hen we become aware that our entry into a business combination transaction has become probable, we shall file an amendment to this registration statement with the SEC suspending this offering..." Please be advised that the Commission does not take action to suspend the offering. Rather, by operation of law, you are required to suspend sales during the pendency of a post-effective amendment filed for the purpose of complying with the Regulation S-K Item 512(a)(1) undertakings, such as a fundamental change.

•
We further note the statement that "[i]f the potential business combination transaction is not consummated, this offering shall be continued, and the selling shareholders may sell shares again pursuant to this offering." Please be advised that in the event that you do not consummate the potential business combination transaction that had been disclosed in a previous amendment, you must file another amendment to disclose this fact. Please revise accordingly.

•
We also note your response to prior comment two to our letter dated November 10, 2010 that you have no plans or intentions to be acquired or to merge with an operating company or to enter into a change of control or similar transaction. Please provide this disclosure in your filing, and clarify your business plan each time you make reference to potential business combinations.

•
We note the statement that if a purchaser informs us on, or prior to, the deadline that he, she or it wishes to remain an investor in our company subsequent to the closing of the business combination transaction, we shall release the shares purchased by him, her or it to him, her or it." (Emphasis added.) Please revise to clarify to what the highlighted "him, her or it" refers.

•
We note your statement, "If the potential business combination transaction is not consummated before the eighteen (18) month period has expired, this offering shall be continued during the eighteen month statutory period and the selling shareholders may sell shares again pursuant to this offering." Please disclose the source of the additional "eighteen month statutory period" that you are referring to and whether it is different from Rule 419(e)(2)(iv), as well as the basis for your statement that the selling shareholders may continue to sell their shares subsequent to the expiration of the eighteen month period provided for in Rule 419(e)(2)(iv).

•
We note the statement that Subsequent to consummating such business combination transaction we would no longer be deemed to be a shell company, and shares could be transferred without complying with the provisions of Rule 419." Please be advised that Rule 419 applies until you must meet all the conditions and requirements of Rule 419, including subparagraph (e)(1) relating to the fair value or net assets of the business(es) to be acquired.

•	You make numerous references to eighteen months, but your disclosure on page 4 indicates that the offering period will not exceed 180 days.

Response:

Blank Check Issue

Please review. We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is to provide business consulting services to enterprises in Asia seeking to enter the US equity market thru the filing of an S-1 Registration.  We have developed relationships with firms in the US we will identify as “associates” in their capacity to assist us thru the entire “go public” process.  Our motivation in getting a ticker symbol and being able to trade our shares on the OTCBB is twofold, one is to go thru the entire process our clients would need to do to get a better understanding of what needs to be done and secondly to show potential clients that it can be done if we can do it.

Mr. Hsiao is 38 years old and has an MBA in economics from Tamkang University.  Since 2002 till the present Mr. Hsiao has been overseeing the many functions of Jing-Hua China Investment Consultants. The firm assists Taiwan enterprises grow and invest in China. Their web site and Company information can be found at www.jing-hua.com.  Mr. Hsiao will be providing an English version of this web site in the near future.

He is experienced in this field and just wants to be able to assist as many Asian companies as possible grow their business thru the many opportunities available in the US equity markets.

Perhaps we have not done a good job translating what it is we wish to accomplish.  We hope you will reconsider this comment and allow the company to move forward as a fully reporting company on the OTCBB.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we have not indicated in any manner whatsoever, that we plan to merge with an unidentified company or companies, nor do we have any plans to merge with an unidentified company or companies.

We have no plans or intentions to be acquired or to merge with an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management.

2.	Please file as an exhibit to your registration statement an executed copy of the escrow agreement referenced at page iii, as required by Rule 419(b)(4).

Response:  see above

The Offering, page 5

3.
We note your response to comment 2 from our letter dated February 4, 2011 and comment 6 from our letter dated November 10, 2010. The principle underlying these prior comments is that the disclosure in your registration statement ought to be internally consistent. As drafted, it is not clear whether you were relying on Regulation S, Regulation D, or possibly both, as registration exemptions do not require exclusive election. In this amendment, you have deleted the references to Regulation D and Rule 506 at page 15 but retained the references at page 42. In addition, we note that you filed a Form D related to the prior offering. Please revise.

Response:  revised, thank you.  We filed the Form D because we thought we might have some US investors.

Risk Factors, page 7

It May Be Difficult to Enforce Judgments or Bring Actions . . ., page 6

4.	We reissue in relevant part comment 3 from our February 4, 2011 letter. Please address in your risk factor the difficulty of effecting service of process on Mr. Hsaio.

Response: revised

Regulations Relating to the Establishment of an Offshore Special Purpose Vehicle . . ., page 7

5.
We note your response to comment 9 from our letter dated February 4, 2011, as well as your revised disclosure at page 7, and we reissue such comment. The heading of this risk factor relates to the establishment of an offshore vehicle by PRC residents. However, the text of the risk factor speaks to the steps required by a foreign investor to invest in China. In addition, please revise the risk factor text to discuss the risk that you have identified in the heading. As drafted, your disclosure merely states that certain approvals are "relatively easy and quick to receive."

Response: deleted the risk factor since it was not pertinent to the company

Description of Business, page 14

6.
We note your response to comment 6 from our letter dated February 4, 2011, as well as your revised disclosure at page 14 to the effect that you plan to offer services such as the preparation of registration statements and periodic reports. Please explain how your proposed business plan would comply with SEC Rule of Practice 102(b) and whether it constitutes the practice of law in any jurisdiction where that activity may be regulated, including China and the United States. If so, please explain whether the company is authorized or qualified to engage in these activities.

Response: the company will “hire” any legal representation it would need to complete the process. We will assist them in being incorporated in the US, help them thru the Registration process, and introduce them to market makers, auditors and Legal representation.

Liquidity

7.	Please reconcile the following two sentences: "We have cash $0 assets at December 31, 2010;" and "Our assets consist of a checking account with a balance of $29,867 as of December 31, 2010."

Response: corrected, thank you